September 2, 2005


Mr. Yam-Hin Tan
Chief Financial Officer
Avenue Group, Inc.
17547 Venturs Blvd, Suite 305
Encino, CA 91316

	Re:	Avenue Group, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 20, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed June 10, 2005
		File No. 000-30543


Dear Mr. Tan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Estimates, page 23

1. You have identified several items you regard as critical due to the estimates and assumptions involved in the valuation of these items. Your current disclosure appears to be more descriptive of general accounting policies utilized, rather than the uncertainties underlying your specific estimates and assumptions. Please revise your disclosures to address the following:

* reasons you consider the items identified to be critical,
* material assumptions underlying your critical estimates,
* analysis of the uncertainties involved, in terms of the variability in earnings and cash flow, that is reasonably likely to result in resolution,
* analysis of how the facts and circumstances underlying your critical estimates compare to those associated with past estimates, and the degree of accuracy with which you have made these estimates in the past, and
* analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

You should provide both quantitative and qualitative disclosure when material to investors, and identify instances where you have changed assumptions and estimates in the past, and explain how these changes impacted your financial statements. Please refer to FRC Section
501.14 if you require further guidance.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-9

(G) Investment and Oil and Gas Operations, page F-10

2. Although you state that you account for your investment in Turkish oil leases "under the cost method of accounting," further details of your methodology are necessary to discern the extent to which it corresponds to one that is acceptable under GAAP. As you may know, current GAAP literature allows for two different methods of accounting for oil and gas producing activities. You may utilize either the full cost method described in Rule 4-10(c) of Regulation
S-X, which would require that you disclose information incremental to that you have presented in your filing; or the successful efforts method described in SFAS 19. The disclosure requirements set forth in SFAS 69 apply under either method. Please revise your disclosures to describe in greater detail the method of accounting you are applying to your oil and gas operations.

Note 3 - Investment in ROO Group, Inc., page F-14

3. Please describe to us the nature of operations for Bickhams
Media,
Inc. and Videodome Networks, Inc. As part of your description, include a discussion of whether the two entities are considered a business for accounting purposes. Also explain how you accounted for your interest in Videodome prior to its disposition.

4. Please expand your disclosure to include a tabular presentation of the calculation you made in determining the gain on sale of discontinued operations of $584,874, including the book value of the subsidiary conveyed. Reconcile the total value assigned to the various elements, which you indicate includes a cash component, to the corresponding figure identified in its entirety as non-cash on page F-8.

Given that the value you ascribed to the shares of ROO Media received in the various transactions described would have presumably included the value of the registration rights accompanying those shares, explain the reasons you believe it is appropriate to recognize a $105,000 gain upon receiving an additional 13,000,000 shares in exchange for releasing ROO Media of the registration requirement.

On a related point, since you retained an indirect interest in the assets transferred to ROO Media by way of your 25 percent equity interest in that entity, it is not clear that you have relinquished the rights and rewards of ownership. Tell us the accounting literature that you have relied upon in calculating the gains, and which you believe supports the method of accounting that you have applied.

5. We note that you have applied a discount of 50 percent from market value in recording your investment in ROO Media, which takes into account several factors. We generally believe that quoted market prices or, if unavailable, prices based on proximate private placements, are the best estimate of fair market value and should be used if available. Tell us how you determined that your calculation resulted in an appropriate valuation of the ROO Media shares; provide us with a detailed explanation of how you arrived at the discount applied to each factor identified.

6. Explain the reasons you believe the accounting policy you describe on page F-10, indicating that your ROO Group securities are characterized as available for sale, and reported at market value, complies with the guidance in footnote 2 to paragraph 3(a)of SFAS 115, which generally excludes restricted stock from the provisions of
SFAS 115. Under these circumstances, we would ordinarily expect your restricted stock to be recorded at historical cost under the provisions of APB 18.

Note 9 - Capitalization, page F-18

(B) Common Stock, page F-18

7. Expand the disclosure surrounding the Langley Park Investment Trust to include a detailed explanation of the purpose, underlying economics, and current status of the transaction and your relationship with the Langley Park Investment Trust. Address the reasons for the decline in value of Langley stock that caused you to take an impairment charge of approximately $9.4 million, representing an 85 percent decline in value, against your investment less than six months from its origination. Explain how you are accounting for the value guarantee mentioned, and quantify the effects that are reflected in your financial statements.

Note 13 - Subsequent Events, page F-23

Separation Agreement, page F-23

8. Expand your disclosure concerning the Separation Agreement with Mr. Herzog to include a detailed explanation of the purpose and underlying economic reasons that you agreed to surrender 12,500,000
ROO Media shares, in addition to paying $125,000, to reacquire 10,000,00 shares of your common stock. Explain how you valued each component. Tell us the accounting literature that you believe supports gain recognition on the reacquisition of your common stock.
Describe the facts and circumstances under which Mr. Herzog "agreed to resign" (identify the reasons he was asked to resign). Also explain the purpose of structuring the arrangement in a manner that called for you and Mr. Herzog to exchange $125,000 payments; tell us the dates that your payment was withdrawn from your account, and the cash receipt was deposited to your account.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

General

9. We believe that you will need to amend your interim report on Form
10-QSB, along with your Form 10-KSB, in order to fully address the concerns raised in the comments included in this letter. However, we ask that you contact us to discuss these matters prior to filing your amendments at your earliest convenience. Further, as you have not filed your second quarter report on Form 10-QSB, we wish to remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.








Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Risk Factors, page 2

10. It does not appear that any of your management has any practical experience in the oil and gas industry. Provide a risk factor stating this risk and the impact it may have on your results.

The Company, page 7

11. You state that you made your first commercial oil discovery in September 30, 2003 on the Karakilise license. However, under MD&A you state it is only a potentially commercial discovery and that due to the limited amount of geological information available there has been no determination made as to any reserve estimates. Revise your document so as to not give the impression you have made a commercial discovery when you have not.

General

12. Revise your document to include all the requirements of Industry
Guide 2 and FASB 69.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

??

??

??

??

Mr. Yam-Hin Tam
Avenue Group, Inc.
September 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010